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                             August 10, 2021

       Peter Wall
       Senior Vice President, Controller and Chief Accounting Officer SEMPRA ENERGY
       488 8th Avenue
       San Diego , California 92101

                                                        Re: Sempra Energy
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 001-14201

       Dear Mr. Wall :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Note 1. Significant Accounting Policies and Other Financial Data Variable Interest Entities
       CFIN, page F-43

   1. Sempra Energy entered into a Support Agreement for the benefit of CFIN which contains a financial guarantee
that represents a variable interest with a maximum exposure to loss of $979 million. Tell
us how you determined that you were not the primary beneficiary and why you are not
required to consolidate CFIN.
       Note 4. Regulatory Matters, page F-62

   2. Revise your disclosure to clarify for investors how the carrying charge, or return, is calculated on your
regulatory assets. Also, revise to disclose the remaining amount of regulatory assets not
earning a return during the recovery period and the
                                                        remaining recovery
period applicable to them. Refer to 980-340-50-1.
 Peter Wall
SEMPRA ENERGY
August 10, 2021
Page 2
Note 16. Commitments and Contingencies
Aliso Canyon Natural Gas Storage Facility Gas Leak , page F-134

3. We note your disclosure that the cost estimate related to the Aliso Canyon Natural Gas
         Storage Facility Gas Leak does not include litigation, regulatory proceedings or regulatory costs to the extent it is not possible to predict at this time the outcome of these actions or reasonably estimate the costs to defend or resolve the actions or the amount of damages.
         Please disclose an estimated range of reasonably possible losses in excess of the amounts accrued. Refer to ASC 450-20-50-4.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752 with any questions.



FirstName LastNamePeter Wall                                    Sincerely,
Comapany NameSEMPRA ENERGY
                                                                Division of
Corporation Finance
August 10, 2021 Page 2                                          Office of
Energy & Transportation
FirstName LastName